

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 18, 2017

Via E-mail
Stephen Brown
Chief Financial Officer
NanoVibronix, Inc.
9 Derech Hashalom Street
Nesher, Israel 36651

Re: **NanoVibronix, Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2016
        Filed March 31, 2017
        File No. 001-36445

Dear Mr. Brown:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery